Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“Bezeq”)

November 7, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Approval of Early Retirement for Employees

On November 6, 2019 Bezeq’s Board of Directors, as part of Bezeq’s streamlining program, has approved the retirement of 140 permanent employees (permanent and new permanent), and termination of the employment of an additional 60 employees with the flexible employment status, at an overall cost of NIS 143 million.

It is clarified that this retirement is in addition to the employees’ retirement program (including transferred employees) in accordance with previous decisions of the Board for which Bezeq has already recognized a liability (see Immediate Report dated December 16, 2018).

In the light of the foregoing, Bezeq is expected to post in its financial statements for the fourth quarter of 2019 an expense of NIS 137 million. This expense is included in Bezeq’s assumptions concerning the Bezeq Group forecast.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.